GREAT PANTHER RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2009 and 2008
Expressed in Canadian Dollars

(Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

	June 30,	December 31,
	2009	2008

Assets

Current assets:
Cash and cash equivalents	$2,140,004	$606,244
Marketable securities	41,551	6,435
Amounts receivable (note 5)	2,642,356	2,806,432
Income taxes recoverable	242,980	431,523
Inventories (note 6)	1,359,801	945,506
Prepaid expenses, deposits and advances	387,331	495,287
	6,814,023	5,291,427

Mineral properties, plant and equipment (note 7)	14,831,931	16,087,761

	$21,645,954	$21,379,188

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,972,095	$3,534,842
Current portion of convertible loan notes (note 9)	1,842,235	-
Current portion of capital lease obligation (note 14(e))	490,354	436,498
	5,304,684	3,971,340
Long-term liabilities:
Capital lease obligation (note 14(e))	234,889	456,788
Convertible loan notes (note 9)	3,157,898	4,651,690
Asset retirement obligations	1,235,735	1,104,877
Future income tax liability	1,429,573	1,901,614
	11,362,779	12,086,309

Shareholders' equity:
Capital stock (note 10)	58,885,209	57,865,462
Contributed surplus (note 10(c))	9,309,473	7,724,900
Equity component of convertible note	2,569,000	2,569,000
Advances on share subscriptions (note 10(f))	-	85,000
Accumulated other comprehensive income (loss) (note 11)	(3,976)	(37,592)
Deficit	(60,476,531)	(58,913,891)
	10,283,175	9,292,879
Continuing operations (note 1)
Commitments and contingencies (note 14)

	$21,645,954	$21,379,188

See accompanying notes to the unaudited interim consolidated financial statements.

Approved on behalf of the Board:

"Martin Carsky"	Director	"Kaare G. Foy"	Director

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

	Three months ended		Six months ended
		June 30,		June 30,
	2009	2008	2009	2008
Revenues:
Mineral sales	$6,721,688	$6,717,080	$12,996,009	$12,612,762
Cost of sales (excluding amortization
and depletion)	3,732,207	4,946,534	7,432,072	8,951,735
	2,989,481	1,770,546	5,563,937	3,661,027

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	901,636	1,154,655	1,765,331	2,147,279
Accretion on asset retirement obligation	67,260	65,333	130,858	128,695
Mineral property exploration
expenditures (note 8)	278,012	2,008,224	454,098	3,794,616
General and administrative	1,396,206	1,623,617	2,608,973	3,259,028
Stock-based compensation	14,184	1,547,350	1,584,252	1,547,350
	2,657,298	6,399,179	6,543,512	10,876,968
	332,183	(4,628,633)	(979,575)	(7,215,941)

Other income (expenses):
Interest income	5,299	117,633	29,969	195,025
Interest expense	(322,786)	(279,069)	(646,159)	(552,094)
Foreign exchange gain (loss)	(140,910)	97,099	(321,577)	257,307
Gain on disposal of fixed assets	5,177	-	3,607	-
	(453,220)	(64,337)	(934,160)	(99,762)

Loss before provision for income taxes	(121,037)	(4,692,970)	(1,913,735)	(7,315,703)

Recovery (provision) of income taxes (note 12)	(78,892)	501,970	351,095	706,496

Loss for the period	$(199,929)	$(4,191,000)	$(1,562,640)	$(6,609,207)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	17,071	(1,299)	33,616	(14,113)

Comprehensive loss for the period	$(182,858)	$(4,192,299)	$(1,529,024)	$(6,623,320)

Diluted and basic loss per share	$(0.00)	$(0.05)	$(0.02)	$(0.08)

Weighted average number of common
shares outstanding	86,798,900	81,185,852	86,138,021	81,143,124

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

	Three months ended		Six months ended
		June 30,		June 30,
	2009	2008	2009	2008
Deficit, beginning of the period	$(60,276,602)	$(47,046,246)	$(58,913,891)	$(44,628,039)

Loss for the period	(199,929)	(4,191,000)	(1,562,640)	(6,609,207)

Deficit, end of the period	$(60,476,531)	$(51,237,246)	$(60,476,531)	$(51,237,246)

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

	Three months ended		Six months ended
		June 30,		June 30,
	2009	2008	2009	2008
Cash flows used in operating activities:

Loss for the period	$(199,929)	$(4,191,000)	$(1,562,640)	$(6,609,207)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	901,636	1,154,655	1,765,331	2,147,279
Accretion on asset retirement obligations	67,260	65,333	130,858	128,695
Stock-based compensation	14,184	1,547,350	1,584,252	1,547,350
Foreign exchange gain (loss) on debt	(70,336)	1,769	(38,580)	2,529
Foreign exchange gain on future income taxes	(11,993)	57,534	(11,993)	223,713
Future income taxes	(30,061)	(309,619)	(460,048)	(678,256)
Interest accretion on debt discount	-	2,967	-	7,446
Interest accretion on convertible note payable	177,501	152,740	348,443	299,871
Gain on disposal of capital assets	(5,177)	-	(3,607)	-
Shares received for mineral exploration expenditures	-	(10,127)	(1,500)	(10,127)
Changes in non-cash operating working capital:
Amounts receivable	161,598	1,933,969	164,076	2,839,998
Inventories	(290,481)	95,042	(443,084)	(444,751)
Prepaid expenses and deposits	101,286	105,427	107,956	99,882
Accounts payable and accrued liabilities	(276,849)	(676,859)	(562,747)	113,202
Income taxes	(27,343)	(121,610)	188,543	(189,158)

Net cash provided by (used in) operating activities	511,296	(192,429)	1,205,260	(521,534)

Cash flows used in investing activities:

Mineral properties and capital expenditures	(302,754)	(688,945)	(482,281)	(939,602)
Proceeds from disposal of capital assets	5,177	-	5,177	-

Net cash used in investing activities	(297,577)	(688,945)	(477,104)	(939,602)

Cash flows from financing activities:

Proceeds from exercise of options	13,500	29,250	13,500	389,250
Proceeds from exercise of warrants	37,018	142,710	37,018	142,710
Repayment of capital lease obligation	(109,334)	-	(129,463)	-
Issuance of shares for cash, net of issue costs	-	-	884,549	-

Net cash provided by (used in) financing activities	(58,816)	171,960	805,604	531,960

Increase (decrease) in cash and cash equivalents	154,903	(709,414)	1,533,760	(929,176)

Cash and cash equivalents, beginning of period	1,985,101	5,138,215	606,244	5,357,977

Cash and cash equivalent, end of period	$2,140,004	$4,428,801	$2,140,004	$4,428,801

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

	Three months ended		Six months ended
		June 30,		June 30,
	2009	2008	2009	2008

Supplementary cash flow information:
Income taxes received	$-	$70,741	$79,590	$-
Income taxes paid	136,296	-	-	160,917
Interest income received	3,886	105,360	27,921	179,526
Interest expense paid	145,264	121,869	297,695	243,284

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

1.	Nature of continuing operations:

Great Panther Resources Limited ("the Company") was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet dates. The Company's other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended June 30, 2009 and 2008, the Company recorded losses of approximately $1,563,000 and $6,609,000, respectively, and generated cash from operations of $1,205,000 and used cash in operations of $522,000, respectively. As at June 30, 2009, the Company had an accumulated deficit of approximately $60,477,000 and a working capital balance of $1,509,000. While the Company's financial position has improved over the prior year, these conditions and the continuing uncertainty in the current economic environment raise substantial doubt about the Company's ability to continue as a going concern.

During the latter part of 2008 and the first half of 2009, management undertook a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable smelter terms with new customers, reducing its staff levels, and considering other financing alternatives for its operations.

The Company's ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all. Failure to continue as a going concern would require the Company's assets and liabilities to be presented on a liquidation basis, which would differ materially from the going concern basis.

2.	Basis of presentation:

(a)

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP based on accounting policies and practices consistent with those used in the preparation of the most recent annual financial statements, except as described in Note 3. These statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all the disclosures required for annual financial statements.

(b) Certain comparative figures have been reclassified to conform to the current period presentation.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

3.	Changes in accounting policies:

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

	(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Intangible Assets. The new standard establishes guidelines for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard also provides guidance for the treatment of various preproduction and start-up costs and requires that these costs be expensed as incurred. Concurrent with the adoption of this standard CICA Emerging Issues Committee Abstract 27 ("EIC-27"), Revenues and Expenditures in the Pre-operating Period, was withdrawn. The adoption of this Section did not have a significant effect on the Company's financial statements.

	(b)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity's own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of this EIC did not have a material impact on the Company's financial statements.

	(c)	Mining Exploration Costs

EIC-174, Mining Exploration Costs, provides guidance on the accounting and the impairment review of exploration costs. The application of this EIC did not have an effect on the Company's financial statements.

4.	Recent accounting pronouncements:

	(a)	Financial Instruments - Disclosures:

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

	(b)	International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

5.	Amounts receivable:

	June 30,	December 31,
	2009	2008

Trade accounts receivable	$1,915,620	$1,292,264
Value added tax recoverable	857,118	1,693,512
Other	171,785	123,782
	2,944,523	3,109,558
Allowance for doubtful amounts	(302,167)	(303,126)

	$2,642,356	$2,806,432

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	June 30,	December 31,
	2009	2008

Finished product	$556,588	$506,383
Ore stockpile	131,663	7,026
Materials and supplies	671,550	672,907
	1,359,801	1,186,316
Write-down of finished product to net realizable value	-	(240,810)

	$1,359,801	$945,506

The amount of inventory recognized as an expense for the six months ended June 30, 2009 and 2008 is represented by the amount of cost of sales. In 2009, the Company recognized in cost of sales, the reversal of the write-down of finished product to net realizable value in the amount of $240,810.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	June 30,	December 31,
	2009	2008

Topia Mine:
Mineral properties	$2,748,224	$2,731,978
Plant and equipment	5,996,482	5,847,432
Buildings and mobile equipment	395,716	395,716
Asset retirement obligations	231,439	231,439
	9,371,861	9,206,565
Accumulated depreciation and depletion	(4,238,237)	(3,838,616)
	5,133,624	5,367,949

Guanajuato Mines:
Mineral properties	4,282,924	4,130,020
Plant and equipment	6,651,736	6,504,682
Buildings and mobile equipment	1,717,583	1,711,403
Land	2,844,889	2,844,889
Asset retirement obligations	569,057	569,057
	16,066,189	15,760,051
Accumulated depreciation and depletion	(6,615,357)	(5,333,231)
	9,450,832	10,426,820

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of accumulated
depreciation of $262,308 (2008 - $208,299)	178,933	224,450

	$14,831,931	$16,087,761

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for three months ended June 30, 2009 is as follows:

	San	Santo	Topia	Topia
	Antonio	Nino	Main Block	II to IV	Guanajuato	Virimoa	Mapimi	Total

Analysis	$-	$-	$943	$-	$19,586	$-	$3,820	$24,349
Drilling	-	-	-	-	-	-	-	-
Field costs	-	-	29,137	-	-	-	-	29,137
Geology	-	-	132,289	-	145,048	-	28,996	306,333
Project
administration	14,088	-	3,283	-	33,078	-	14,725	65,174
Mine exploration
costs	-	-	93,348	-	-	-	-	93,348
	14,088	-	259,000	-	197,712	-	47,541	518,341
Cost recoveries	(64,243)	-	-	-	-	-	-	(64,243)
	(50,155)	-	259,000	-	197,712	-	47,541	454,098
Cumulative
expenses,
January 1, 2009	166,591	489,654	8,033,037	168,144	6,291,494	369,788	5,205,581	20,724,289
Cumulative
expenses,
June 30, 2009	$116,436	$489,654	$8,292,037	$168,144	$6,489,206	$369,788	$5,253,122	$21,178,387

9.	Convertible loan notes:

	June 30,	December 31,
	2009	2008

$2,020,000 note due March 9, 2010, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of
26.8%. Interest accreted on the note payable for the six months
ended June 30, 2009 was $161,685 (2008 - $134,550)	$1,842,235	$1,680,550

$4,050,000 note due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of
25.1%. Interest accreted on the notes payable for the six months
ended June 30, 2009 was $186,758 (2008 - $165,321).	3,157,898	2,971,140

	5,000,133	4,651,690

Current portion	(1,842,235)	-

	$3,157,898	$4,651,690

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

10.	Capital stock:

(a) Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

(b) The continuity of the Company's issued share capital is as follows:

	Number of	Stated
	common shares	value
Balance, December 31, 2008	81,654,521	$57,865,462

Private placement at $0.20 per unit, net of costs (i)	5,125,000	969,549
Issue of warrants for financing services	-	(22,902)
Exercise of employee options	30,000	26,834
Exercise of finder's warrants	68,264	33,140
Exercise of L warrants	37,500	13,126

Balance, June 30, 2009	86,915,285	$58,885,209

No preferred shares have been issued.

(i)

On January 23, 2009, the Company issued 5,125,000 units by private placement at a price of $0.20 per unit for gross proceeds of $1,025,000 and paid cash issuance costs of $55,451. Each unit comprises one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. Six officers of the Company participated by acquiring an aggregate of 565,000 units.

The Company also issued 169,050 finder's warrants, which are also exercisable at $0.35 until January 22, 2010. The fair value of the finder's warrants of $22,902 is recorded as a cost of financing and is included in contributed surplus.

(c)	Contributed surplus:

Stated value

Balance, December 31, 2008	$7,724,900

Stock-based compensation	1,584,252
Issue of warrants for financing activities	22,902
Exercise of employee options	(13,333)
Exercise of finder's warrants	(9,248)

Balance, June 30, 2009	$9,309,473

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

10.	Capital stock (continued):

	(d)	Stock options:

The continuity of common stock options for the six months ended June 30, 2009 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		June 30,
price	Expiry date	2008	Granted	expired	Exercise	Exercised	2009

0.45	February 8, 2009	490,000	-	(490,000)	-	-	-
0.52	April 5, 2009	30,000	-	(30,000)	-	-	-
0.45	May 25, 2009	40,000	-	(40,000)	-	-	-
0.45	February 27, 2010	125,000	-	-	-	-	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,181,700	-	(351,700)	-	-	830,000
1.42	December 06, 2011	1,685,000	-	(1,685,000)	-	-	-
1.42	March 11, 2012	100,000	-	(100,000)	-	-	-
1.42	June 05, 2012	250,000	-	(250,000)	-	-	-
1.42	September 10, 2012	525,000	-	(525,000)	-	-	-
1.42	April 30, 2010	350,000	-	(350,000)	-	-	-
1.42	May 14, 2013	1,220,000	-	(1,220,000)	-	-	-
1.42	July 31, 2013	125,000	-	(125,000)	-	-	-
0.45	February 08, 2014	-	5,752,700	(125,000)	-	(30,000)	5,597,700
0.45	February 29, 2012	-	160,000	-	-	-	160,000
0.52	March 25, 2011	-	310,000	-	-	-	310,000

		6,521,700	6,222,700	(5,291,700)	-	(30,000)	7,422,700

Weighted average exercise price		$1.16	$0.45	$(1.26)	-	$(0.45)	$0.50

The weighted average remaining contractual life of the options is 3.9 years.

As at June 30, 2009, all share options are fully vested except for 80,000 options as noted in note 10(d)(iii).

(i)

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the six months ended June 30, 2009, the Company recorded compensation expense for the fair value of stock options of $1,584,252 (2008 - $1,547,350) for stock options that were granted during the year. The weighted average fair value of options granted during the six months of 2009 was $0.26 (2008 - $0.86). The weighted average assumptions used to determine the fair value per option were a risk-free interest rate of 1.8%, volatility of 185.5%, dividends paid of 0.0%, and an expected life of 1.8 years.

(ii)

On February 9, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company's Incentive Share Option Plan. The options are exercisable for a period of five years from the date of grant at a price of $0.45 per share. On February 9, 2009, the Company cancelled 3,106,700 incentive stock options exercisable at $0.90 and $1.42 which had been granted in prior years to employees and consultants. On February 18, 2009, the Company cancelled 1,450,000 incentive stock options exercisable at $1.42 which had previously been granted to directors and officers.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

10.	Capital stock (continued):

(iii)

On March 1, 2009, the Company entered into a consulting agreement and granted incentive stock options to purchase up to an aggregate of 160,000 common shares, exercisable at a price of $0.45. These options vest as to 25% on the date of grant and 25% as to every three months thereafter, and expire three years from the date of grant.

(iv)

On March 25, 2009, the Company entered into two separate consulting agreements and granted incentive stock options to purchase up to an aggregate of 310,000 common shares at an exercise price of $0.52. These options vest immediately and expire two years from the date of grant.

(e)	Warrants:

The continuity of warrants for the six months ended June 30, 2009 is as follows:

			Balance				Balance
	Exercise		December 31,				June 30,
Series	price	Expiry date	2008	Issued	Exercised	Expired	2009

Series "L" Warrants	0.35	January 22, 2010	-	2,562,500	(37,500)	-	2,525,000
Finder's Warrants	0.35	January 22, 2010	-	169,050	(68,264)	-	100,786

			-	2,731,550	(105,764)	-	2,625,786

(f)	Advances on share subscriptions:

As at December 31, 2008, the Company received a total of $85,000 in advances on share subscriptions which were applied to the January 23, 2009 private placement (note 10(b)(i)).

11.	Accumulated other comprehensive income (loss):

	June 30,	December 31,
	2009	2008
Balance, beginning of period	$(37,592)	$(24,600)
Unrealized gain (loss) on marketable securities	33,616	(12,992)
Balance, end of period	$(3,976)	$(37,592)

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

12.	Income taxes:

Recovery (provision) for income taxes:

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Current income taxes	$(108,953)	$192,351	$(108,953)	$28,240
Future income taxes	30,061	309,619	460,048	678,256

	$(78,892)	$501,970	$351,095	$706,496

13.	Related party transactions:

The Company entered into the following transactions with related parties:

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Consulting fees paid or accrued to companies
controlled by directors of the Company	$130,022	$154,676	$252,444	$287,302

Consulting fees paid or accrued to companies
controlled by officers of the Company	65,857	61,777	116,539	121,672

Cost recoveries received or accrued from a company
with a common director of the Company	49,836	19,844	64,243	66,530

Office and administration fees paid or accrued to a
company controlled by a director of the Company	17,330	9,316	29,841	19,103

As at June 30, 2009, $291,907 (2008 - $314,435) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from a company with a common director were $116,787 (2008 - $61,720) and were included in amounts receivable.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

14.	Commitments and contingencies:

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute ("IMSS")) for approximately $321,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at June 30, 2009 is approximately $528,000. This has not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

	(b)	The Company is committed to making severance payments amounting to approximately $1,577,000 to certain Officers and management in the event that there is a change of control of the Company.

	(c)	Commitments outstanding relating to laboratory and drilling services amount to $575,000 in 2009, $593,000 in 2010, and $591,000 in 2011.

	(d)	The Company is committed to operating lease payments of $72,000 in 2009, $139,000 in 2010, $139,000 in 2011, $139,000 in 2012, and $94,000 in 2013.

	(e)	The Company has acquired equipment through a capital lease that bears interest at a rate of 10.5% and requires payments to the lease expiry date as follows:

June 30,
2009
Years ending December 31:
2009	$250,888
2010	467,511
2011	73,476
Total minimum lease payments	791,875
Less amount representing interest	66,632
Balance of the obligation	725,243

Current portion	490,354

$234,889

Included in mineral properties, plant and equipment at June 30, 2009, are leased assets with a cost of $785,047 and accumulated depreciation of $203,654. Interest on the capital lease of $48,453 is included in interest expense.

(f)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $491,000 in 2009 and $165,000 in 2010 as a result of the program.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

15.	Segmented Information:

The Company's operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produces silver, gold, lead and zinc.

	Three Months Ended June 30, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$4,622,526	$2,099,162	$-	$-	$6,721,688	$-	$6,721,688
Cost of sales	2,414,414	1,317,793	-	-	3,732,207	-	3,732,207
Amortization and depletion of
mineral properties, plant and
equipment	723,899	151,287	-	-	875,186	26,450	901,636
Mineral property exploration
expenditures	133,711	139,173	5,128	-	278,012	-	278,012
General and administrative	-	-	-	300,921	300,921	1,095,285	1,396,206
Stock-based compensation	-	-	-	-	-	14,184	14,184
Income (loss) before income
taxes	1,306,842	467,310	(5,128)	(445,588)	1,323,436	(1,444,473)	(121,037)
Net income (loss)	1,306,842	467,310	(5,128)	(524,480)	1,244,544	(1,444,473)	(199,929)
Capital expenditures	177,016	125,738	-	-	302,754	-	302,754
Total assets	$11,090,013	$7,643,291	$68,542	$1,635,241	$20,437,087	$1,208,867	$21,645,954

	Three Months Ended June 30, 2008
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$4,767,992	$1,949,088	$-	$-	$6,717,080	$-	$6,717,080
Cost of sales	3,363,613	1,582,921	-	-	4,946,534	-	4,946,534
Amortization and depletion of
mineral properties, plant and
equipment	638,705	491,183	-	-	1,129,888	24,767	1,154,655
Mineral property exploration
expenditures	667,607	588,423	752,194	-	2,008,224	-	2,008,224
General and administrative	-	-	-	434,334	434,334	1,189,283	1,623,617
Stock-based compensation	606,141	170,791	-	225,640	1,002,572	544,778	1,547,350
Income (loss) before income
taxes	(540,322)	(917,314)	(752,194)	(465,427)	(2,675,257)	(2,017,713)	(4,692,970)
Net income (loss)	(540,322)	(917,314)	(752,194)	36,543	(2,173,287)	(2,017,713)	(4,191,000)
Capital expenditures	195,063	457,817	-	-	652,880	36,065	688,945
Total assets	$11,280,080	$8,727,483	$68,542	$4,398,120	$24,474,225	$2,132,075	$26,606,300

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

15.	Segmented Information (continued):

	Six Months Ended June 30, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$8,860,452	$4,135,557	$-	$-	$12,996,009	$-	$12,996,009
Cost of sales	4,700,970	2,731,102	-	-	7,432,072	-	7,432,072
Amortization and depletion of
mineral properties, plant and
equipment	1,306,009	407,042	-	-	1,713,051	52,280	1,765,331
Mineral property exploration
expenditures	197,712	259,000	(2,614)	-	454,098	-	454,098
General and administrative	-	-	-	522,527	522,527	2,086,446	2,608,973
Stock-based compensation	344,971	180,840	-	89,124	614,935	969,317	1,584,252
Income (loss) before income
taxes	2,225,845	511,660	2,614	(937,024)	1,803,095	(3,716,830)	(1,913,735)
Net income (loss)	2,225,845	511,660	2,614	(585,929)	2,154,190	(3,716,830)	(1,562,640)
Capital expenditures	306,137	165,297	-	-	471,434	10,847	482,281
Total assets	$11,090,013	$7,643,291	$68,542	$1,635,241	$20,437,087	$1,208,867	$21,645,954

	Six Months Ended June 30, 2008
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$8,477,054	$4,135,708	$-	$-	$12,612,762	$-	$12,612,762
Cost of sales	5,968,731	2,983,004	-	-	8,951,735	-	8,951,735
Amortization and depletion of
mineral properties, plant and
equipment	1,115,171	984,128	-	-	2,099,299	47,980	2,147,279
Mineral property exploration
expenditures	1,164,116	1,410,687	1,219,813	-	3,794,616	-	3,794,616
General and administrative	-	-	-	875,790	875,790	2,383,238	3,259,028
Stock-based compensation	606,141	170,791	-	225,640	1,002,572	544,778	1,547,350
Income (loss) before income
taxes	(440,530)	(1,478,171)	(1,219,813)	(707,684)	(3,846,198)	(3,469,505)	(7,315,703)
Net income (loss)	(440,530)	(1,478,171)	(1,219,813)	(1,188)	(3,139,702)	(3,469,505)	(6,609,207)
Capital expenditures	334,626	566,813	-	-	901,439	38,163	939,602
Total assets	$11,280,080	$8,727,483	$68,542	$4,398,120	$24,474,225	$2,132,075	$26,606,300

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and six months ended June 30, 2009 and 2008

15.	Segmented Information (continued):

Product Revenue:

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Silver	$4,940,508	$4,994,762	$9,904,378	$9,284,163
Gold	1,417,620	1,568,847	2,625,139	2,726,385
Lead	395,517	352,629	676,757	892,374
Zinc	195,955	159,043	297,870	378,656
Ore processing revenues	153,111	184,794	391,964	264,012
Smelter and refining charges	(381,023)	(542,995)	(900,099)	(932,828)

	$6,721,688	$6,717,080	$12,996,009	$12,612,762

For the six months ended June 30, 2009, the Company had two customers that accounted for 87% of total revenues. The Guanajuato and Topia segments each had one customer account for 68% and 19% of total revenue, respectively.